UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), pursuant to and for the purposes of Article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that, at a meeting held on March 3, 2026, the Company’s Board of Directors was informed that, due to the assumption of new responsibilities as Chief Financial Officer at VMED O2 UK Limited (Virgin Media O2 UK), a joint venture between Telefónica S.A. and Liberty Global, in the United Kingdom, Mr. David Melcon Sanchez-Friera will step down from his position as Chief Financial and Investor Relations Officer of the Company as of April 2, 2026, on which date the aforementioned Board is expected to deliberate on the election of his successor.

The Board of Directors expressed its highest esteem and distinguished consideration to Mr. David Melcon Sanchez-Friera, in recognition of his significant contributions and dedication throughout the period in which he served the Company, wishing continued success in his new professional endeavor.

The Company will keep its shareholders and the market in general duly informed about the developments of this matter, in accordance with the applicable legislation.

São Paulo, March 4, 2026.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 4, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director